

June 26, 2012

Via Email
Adam Friedman
Chief Financial Officer
Next 1 Interactive, Inc.
2690 Weston Road, Suite 200
Weston, FL 33331

Re: Next 1 Interactive, Inc.
          Preliminary Information Statement filed on Schedule 14C
          Filed on June 15, 2012
          File No. 0-52669

Dear Mr. Friedman:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail to
        Jeff Cahlon, Esq.
        Sichenzia Ross Friedman Ference LLP